UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—REGISTRANT INFORMATION

GENCOR INDUSTRIES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

5201 North Orange Blossom Trail

Address of Principal Executive Office (Street and Number)

Orlando, Florida 32810

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gencor Industries, Inc. (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 (the “Quarterly Report”) by the prescribed due date without unreasonable effort or expense as additional time is necessary for the Registrant to complete the review of its financial statements. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric E. Mellen	407	290-6000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenue of $33,799,000 for the quarter ended March 31, 2026, compared with $38,204,000 the quarter ended March 31, 2025, primarily due to lower contract equipment revenues recognized over time and associated freight revenue, which resulted from the timing of orders and shipments. The Registrant also expect to report backlog of $60.5 million at March 31, 2026 compared to $27.8 million at March 31, 2025. Based on the Registrant’s continuing review of various financial statement items, as discussed in Part III above, at this time the Registrant is unable to determine if there will be a material change in its operating income or net income for the quarter ended March 31, 2026 from its operating income and net income, respectively, for the quarter ended March 31, 2025.

Caution Concerning Forward-Looking Statements

This filing contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “expect,” “will,” and “anticipates,” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Registrant’s expectation of the timing of the filing the Quarterly Report with the SEC. Forward-looking statements are based on management’s current expectations based on information currently available to the Registrant. Forward-looking statements are subject to significant known and unknown risks and uncertainties and are subject to change based on various factors, many of which are beyond the Registrant’s control. Any forward-looking statements made by the Registrant herein speak as of the date of this Notification of Late Filing on Form 12b-25 and, except as required by applicable law, the Registrant undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Gencor Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2026	By:	/s/ Eric E. Mellen
Name: Eric E. Mellen
Title: Chief Financial Officer